Rule 424(b)(3)No.
333-100347

CNL RETIREMENT PROPERTIES, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 2003 and the Prospectus Supplement dated July 21, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information as to the proposed Property for which the Company has entered into an initial commitment to acquire and the number and types of Properties acquired by the Company is presented as of September 5, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after September 5, 2003, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

        On August 25, 2003, the Company acquired two Properties from Daniel Senior Living, L.L.C., which are the Somerby at University Park located in Birmingham, Alabama, six miles south of downtown Birmingham and the Somerby at Jones Farm located in Huntsville, Alabama, six miles southeast of downtown Huntsville.

        The two Properties located in Birmingham and Huntsville, Alabama are independent living/assisted living Properties which opened in April 1999. The Birmingham Property includes 240 independent living units, 84 assisted living units and 28 units for residents with Alzheimer’s and related memory disorders. The Huntsville Property includes 138 independent living units and 48 assisted living units.

        On August 29, 2003, the Company acquired 14 Brighton Gardens® by Sunrise Senior Living Services, Inc. Properties, which are: the Brighton Gardens of Columbia located in Columbia, Maryland, 17 miles southwest of downtown Baltimore; the Brighton Gardens of Dunwoody located in Atlanta, Georgia, 16 miles north of downtown Atlanta; the Brighton Gardens of Florham Park located in Florham Park, New Jersey, 16 miles west of downtown Newark; the Brighton Gardens of Greensboro located in Greensboro, North Carolina, six miles west of downtown Greensboro; the Brighton Gardens of Northville located in Plymouth, Michigan, 25 miles east of downtown Ann Arbor and 25 miles west of downtown Detroit; the Brighton Gardens of Omaha located in Omaha, Nebraska, seven miles west of downtown Omaha; the Brighton Gardens of Prairie Village located in Prairie Village, Kansas, located ten miles south of downtown Kansas City; the Brighton Gardens of St. Charles located in St. Charles, Illinois, located 38 miles west of downtown Chicago; the Brighton Gardens of Tampa located in Tampa, Florida, 16 miles north of downtown Tampa; the Brighton Gardens of Tuckerman Lane located in Rockville, Maryland, located 12 miles northwest of downtown Washington, DC; the Brighton Gardens of Washington Township located in Dayton, Ohio, nine miles south of downtown Dayton; the Brighton Gardens of Westlake located in Westlake, Ohio, 16 miles west of downtown Cleveland; the Brighton Gardens of West Orange located in West Orange, New Jersey, nine miles northwest of downtown Newark; and the Brighton Gardens of Wheaton located in Wheaton, Illinois, 26 miles west of downtown Chicago.

        The Brighton Gardens Properties located in each of Atlanta, Georgia; Columbia, Maryland; Dayton, Ohio; Florham Park, New Jersey; Greensboro, North Carolina; Plymouth, Michigan; St. Charles, Illinois; Westlake, Ohio; West Orange, New Jersey; and Wheaton, Illinois are assisted living Properties which opened between April 1998 and May 1999, and each Property includes between 65 and 98 assisted living units and between 16 and 39 units for residents with Alzheimer’s and related memory disorders. The Brighton Gardens Properties located in each of Omaha, Nebraska; Prairie Village, Kansas; and Tampa, Florida are assisted living/skilled nursing Properties which opened between April 1999 and July 1999, and each Property includes between 60 and 82 assisted living units, between 25 and 44 units for residents with Alzheimer’s and related memory disorders and between 28 and 30 skilled nursing units. The Brighton Gardens Property located in Rockville, Maryland is an assisted living/skilled nursing Property which opened in April 1998 and includes 101 assisted living units and 25 skilled nursing units.

September 9, 2003	Prospectus Dated March 26, 2003

        On September 5, 2003, the Company acquired three Properties from affiliates of Greenwalt Corporation, which are the GreenTree at Mt. Vernon located in Mt. Vernon, Illinois, 80 miles east of downtown St. Louis, Missouri; the GreenTree at Post located in Indianapolis, Indiana, 10 miles east of downtown Indianapolis; and the GreenTree at West Lafayette located in West Lafayette, Indiana, 60 miles northwest of Indianapolis, Indiana. The three GreenTree Properties located in Mt. Vernon, Illinois; Indianapolis, Indiana; and West Lafayette, Indiana are assisted living Properties which opened between March 1998 and March 2001, and each Property includes either 58 or 59 assisted living units.

        As of September 5, 2003, the Company owned interests in 74 Properties. Substantially all of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities. Of the 74 Properties owned by the Company as of September 5, 2003, 55 are operated by Sunrise Senior Living Services, Inc., a wholly owned subsidiary of Sunrise Senior Living, Inc. (formerly known as Sunrise Assisted Living, Inc.) (“Sunrise”). Sunrise (SRZ) is a NYSE listed company.

        The Board of Directors declared distributions of $0.0589 per Share to stockholders of record on August 1 and September 1, 2003, respectively, payable by September 30, 2003.

THE OFFERINGS

GENERAL

        As of September 5, 2003, the Company had received subscriptions from this Offering for 44,089,223 Shares totalling $440,892,227 in Gross Proceeds. As of September 5, 2003, the Company had received aggregate subscriptions for 105,561,120 Shares totalling $1,055,611,201 in gross proceeds, including 267,801 Shares ($2,678,011) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this Offering. As of September 5, 2003, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $937,300,000. The Company used approximately $636,600,000 of net offering proceeds, approximately $71,400,000 in advances relating to its line of credit and approximately $235,100,000 in Permanent Financing to invest approximately $943,100,000 in 74 retirement Properties. As of September 5, 2003, the Company had repaid $51,400,000 in advances relating to its line of credit, had paid approximately $93,500,000 in Acquisition Fees and Acquisition Expenses and had used approximately $807,000 to redeem 87,721 Shares of Common Stock, leaving approximately $155,000,000 available to invest in Properties or Mortgage Loans.

BUSINESS

PROPERTY ACQUISITIONS

        ARC Somerby Portfolio Properties. On August 25, 2003, the Company acquired two Properties from Daniel Senior Living, L.L.C. for an aggregate purchase price of $73,260,000. The Properties and related purchase prices include the Somerby at University Park located in Birmingham, Alabama (the “Birmingham Property”) for $50,427,000 and the Somerby at Jones Farm in Huntsville, Alabama (the “Huntsville Property”) for $22,833,000. The Birmingham and Huntsville Properties are hereinafter referred to as the “ARC Somerby Portfolio Properties.” These two Properties are operated and managed by American Retirement Corporation (“ARC”).

        The Company, as lessor, has entered into long-term, triple-net lease agreements with a wholly owned subsidiary of ARC relating to these two Properties. Upon the occurrence of certain events, this wholly owned subsidiary of ARC would become a wholly owned subsidiary of Daniel Senior Living, L.L.C. The general terms of the lease agreements are described in “Business — Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on August 31, 2018.

•	Minimum annual rent as set forth in each lease is as follows:

Property	Minimum Annual Rent
Birmingham Property	$4,818,300
Huntsville Property	2,145,358

•	Minimum annual rent will increase by 2.5% beginning in the second lease year through the ninth lease year. Beginning with the tenth lease year, minimum annual rent will increase to $6,796,992 and $2,992,321 for the Birmingham Property and the Huntsville Property, respectively, and will increase by 2.5% each lease year thereafter.

•	At the end of the initial lease terms, the tenant will have two consecutive renewal options of ten years each. Commencing on the start of each renewal option, the minimum annual rent will increase to the greater of (i) the prior lease year’s minimum annual rent plus 2.5% or (ii) the fair market value of the Property multiplied by the current lease year’s lease rate.

•	In addition to minimum rent, the leases require additional rent for years one through nine which will be payable quarterly based on a percentage of gross revenues. The additional rent for both Properties is equal to 0.25% of gross revenues for the first lease year, 0.5% of gross revenues for the second lease year, 0.75% of gross revenues for the third through sixth lease years and 1% of gross revenues for the seventh through ninth lease years. No additional rent is due for the tenth lease year and thereafter.

•	The tenant has established FF&E Reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to each Property. Deposits to the FF&E Reserve are made on a monthly basis and are equal to $500 per unit per year. The reserve is held in the following manner: the Company will hold $200 per unit per year and Federal Home Loan Mortgage Corporation, the mortgage lender, will hold $300 per unit per year.

•	ARC has guaranteed the tenant’s obligation under each lease throughout the duration of the lease. The guarantee is unlimited and the Company estimates that the guarantee will be sufficient to fund any future operating shortfalls for the term of the lease.

•	The leases for the ARC Somerby Portfolio Properties contain cross-default terms, meaning that if the tenant of either Property defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to both Properties.

•	The tenant will have the option to purchase the Properties during the lease terms for a predetermined purchase price based on the date such purchase option is exercised and other attributes including the amount of the Company’s initial investment and the fair market value of the Properties at the time the option is exercised.

        In connection with the acquisition of these two Properties, the Company may be required to make additional payments (the “Earnout Amount”) if certain earnout provisions are achieved by an earnout date. The calculation of the Earnout Amount considers the net operating income of each Property, the Company’s initial investment in the Property and the fair market value of the Property. In the event an Earnout Amount becomes payable, the respective lease will be amended and annual minimum rent will increase accordingly.

        The approximate federal income tax basis of the depreciable portion of the two ARC Somerby Portfolio Properties is as follows:

Birmingham Property	$50,905,130
Huntsville Property	23,875,208

        On August 25, 2003, in connection with the purchase of the ARC Somerby Portfolio Properties, the Company obtained Permanent Financing comprised of two loans in the aggregate amount of $50,400,000. The loans bear interest at a fixed rate of 5.79%. The loans require monthly principal and interest payments through September 2012 with all unpaid principal and interest due at that time. The loan provisions allow the Company to extend the loans for one additional year with a variable interest rate based on a LIBOR index. In connection with the loans, the Company incurred loan costs of approximately $651,700.

        The Birmingham Property, which opened in April 1999, is the Somerby at University Park located in Birmingham, Alabama. The Birmingham Property includes 240 independent living units, 84 assisted living units and 28 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a chapel, a library and a hair salon. The Property is located six miles south of downtown Birmingham, Alabama. Other senior living facilities located in proximity to the Birmingham Property include Mount Royal Towers, The Oaks on Parkwood, Chateau Vestavia, Galleria Woods, Town Village Vestavia Hills and Park at Riverchase.

        The Huntsville Property, which opened in April 1999, is the Somerby at Jones Farm located in Huntsville, Alabama. The Huntsville Property includes 138 independent living units and 48 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a chapel, a library and a hair salon. The Property is located six miles southeast of downtown Huntsville, Alabama. Other senior living facilities located in proximity to the Huntsville Property include The Village at Wyndham Park, Morningside Assisted Living, The Madison Village and Chateau Vestivia.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Birmingham Property	Birmingham, AL	**1999	42.4%	$72.82	$30.90
		2000	71.3%	85.62	61.01
		2001	87.9%	88.02	77.34
		2002	76.3%	93.94	71.69
		***2003	81.8%	118.33	96.81
Huntsville Property	Huntsville, AL	**1999	43.2%	$65.51	$28.29
		2000	75.4%	79.32	59.78
		2001	88.4%	89.19	78.85
		2002	80.1%	92.62	74.20
		***2003	85.5%	112.86	96.48

* ** ***	Data represents information for each applicable fiscal year, unless noted otherwise.
Data for 1999 represents the period May 1, 1999 through December 31, 1999.
Data for 2003 represents the period January 1, 2003 through June 30, 2003.

        Sunrise Portfolio Three Properties. On August 29, 2003, the Company acquired 14 Properties from several wholly-owned subsidiaries of Marriott International, Inc. for an aggregate purchase price of $184,500,000. The Properties and related purchase prices include Brighton Gardens of Columbia located in Columbia, Maryland (the “Columbia Property”) for $10,608,522; the Brighton Gardens of Dunwoody located in Atlanta, Georgia (the “Atlanta-Dunwoody Property”) for $11,687,355; the Brighton Gardens of Florham Park located in Florham Park, New Jersey (the “Florham Park Property”) for $16,811,811; the Brighton Gardens of Greensboro located in Greensboro, North Carolina (the “Greensboro Property”) for $14,564,243; the Brighton Gardens of Northville located in Plymouth, Michigan (the “Plymouth Property”) for $14,630,771; the Brighton Gardens of Omaha located in Omaha, Nebraska (the “Omaha Property”) for $11,200,170; the Brighton Gardens of Prairie Village located in Prairie Village, Kansas, (the “Prairie Village Property”) for $18,077,466; the Brighton Gardens of St. Charles located in St. Charles, Illinois, (the “St. Charles Property”) for $15,326,548; the Brighton Gardens of Tampa located in Tampa, Florida (the “Tampa Property”) for $5,403,590; the Brighton Gardens of Tuckerman Lane located in

Rockville, Maryland (the “Rockville Property”) for $20,631,891; the Brighton Gardens of Washington Township located in Dayton, Ohio (the “Dayton Property”) for $5,010,602; the Brighton Gardens of Westlake located in Westlake, Ohio (the “Westlake Property”) for $10,338,814; the Brighton Gardens of West Orange located in West Orange, New Jersey (the “West Orange Property”) for $15,464,169; and the Brighton Gardens of Wheaton located in Wheaton, Illinois (the “Wheaton Property”) for $14,744,048. These 14 Properties are hereinafter referred to as the “Sunrise Portfolio Three Properties” and are operated and managed by Sunrise Senior Living Services, Inc.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with Solomon Holdings I – The Triangle, LLC relating to these 14 Properties. Solomon Holdings I – The Triangle, LLC is a thinly capitalized, newly formed corporation. The general terms of the lease agreements are described in Business – Description of Property Leases” in the Prospectus dated March 26, 2003. The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on April 30, 2025.

•	Minimum annual rent as set forth in the leases is as follows:

	Minimum Annual Rent
Property	August 29 through December 31, 2003	2004	2005	2006
Columbia Property	319,422	1,042,088	1,095,529	1,175,689
Atlanta-Dunwoody
Property	351,906	1,148,063	1,206,939	1,295,251
Florham Park Property	506,203	1,651,445	1,736,135	1,863,169
Greensboro Property	438,529	1,430,664	1,504,031	1,614,082
Plymouth Property	440,532	1,437,199	1,510,901	1,621,455
Omaha Property	337,237	1,100,207	1,156,628	1,241,259
Prairie Village Property	544,312	1,775,772	1,866,837	2,003,435
St. Charles Property	461,482	1,505,546	1,582,753	1,698,565
Tampa Property	162,702	530,801	558,022	598,853
Rockville Property	621,226	2,026,696	2,130,630	2,286,529
Dayton Property	150,869	492,198	517,439	555,300
Westlake Property	311,302	1,015,595	1,067,676	1,145,799
West Orange Property	465,626	1,519,065	1,596,965	1,713,817
Wheaton Property	443,943	1,448,326	1,522,599	1,634,009

•	Minimum annual rent will increase by 3% beginning January 1, 2007 and each calendar year thereafter.

•	On behalf of the tenant of these 14 Properties, the Operator has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the 14 Properties. Deposits to the FF&E Reserve are made on a monthly basis, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property. Deposits into the FF&E Reserve for the Sunrise Portfolio Three Properties are 2% from August 29, 2003 through calendar year 2007, 3% for calendar years 2008 through 2019 and 3.5% for each calendar year thereafter. Funds in the FF&E Reserve relating to these 14 Properties are held by the Company.

•	The leases for the Sunrise Portfolio Three Properties contain pooling terms, meaning that net operating profits with respect to these 14 Properties are combined for the purpose of funding rental payments and the FF&E Reserve.

        The approximate federal income tax basis of the depreciable portion of the 14 Sunrise Portfolio Three Properties is as follows:

Columbia	$ 9,776,840
Atlanta-Dunwoody	10,187,501
Florham Park	15,723,999
Greensboro	13,604,240
Plymouth	13,937,486
Omaha	10,640,340
Prairie Village	17,021,401
St. Charles	13,274,007
Tampa	4,064,375
Rockville	18,542,148
Dayton	4,391,722
Westlake	9,398,886
West Orange	14,103,979
Wheaton	12,804,003

        In connection with the acquisition of the Sunrise Portfolio Three Properties, the Company borrowed a total of $92,500,000 under subordinated mortgage notes collateralized by the 14 Properties, payable to the seller. The seller remains liable for existing first mortgage notes collateralized by the 14 Properties. The seller has agreed to indemnify the Company for any claims against the Properties under the first mortgage notes. The subordinated mortgage notes have initial terms of seven years with an interest rate of 5.13% for 2003, 5.38% for 2004, 6.06% for 2005, and increases 3% of the prior year’s per annum interest rate each calendar year thereafter to maturity. The loan requires interest only payments through calendar year 2005 with principal and interest payments due thereafter until maturity on August 28, 2010. At the end of the initial loan terms, the Company has three consecutive renewal options of five years each with terms similar to the initial loan terms.

        The Columbia Property, which opened in April 1998, is the Brighton Gardens of Columbia located in Columbia, Maryland. The Columbia Property includes 72 assisted living units and 16 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 17 miles southwest of downtown Baltimore, Maryland. Other senior living facilities located in proximity to the Columbia Property include Sunrise of Columbia, Morningside House of Ellicott City, Morningside House of Laurel and Harmony Hall.

        The Atlanta-Dunwoody Property, which opened in March 1999, is the Brighton Gardens of Dunwoody located in Atlanta, GA. The Atlanta-Dunwoody Property includes 90 assisted living units and 23 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles north of downtown Atlanta, Georgia. Other senior living facilities located in proximity to the Atlanta-Dunwoody Property include Sunrise of Huntcliff, Merrill Gardens and Waterford Gardens.

        The Florham Park Property, which opened in January 1999, is the Brighton Gardens of Florham Park located in Florham Park, New Jersey. The Florham Park Property includes 74 assisted living units and 36 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles west of downtown Newark, New Jersey. Other senior living facilities located in proximity to the Florham Park Property include Castle Senior Living, Sunrise of Morris Plains, Spring Meadows and Kessler Village.

        The Greensboro Property, which opened in May 1998, is the Brighton Gardens of Greensboro located in Greensboro, North Carolina. The Greensboro Property includes 90 assisted living units and 25 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 6 miles west of downtown Greensboro, North

Carolina.     Other senior living facilities located in proximity to the Greensboro Property include Morningview at Irving Park, Lovalton at Greensboro, Verra Springs at Heritage Greens, the Arboretum at Heritage Greens, Oakdale Heights, Greensboro Manor and Greensboro Place.

        The Plymouth Property, which opened in November 1998, is the Brighton Gardens of Northville located in Plymouth, Michigan. The Plymouth Property includes 82 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 25 miles east of downtown Ann Arbor, Michigan and 25 miles west of downtown Detroit, Michigan. Other senior living facilities located in proximity to the Plymouth Property include Atterra Wynwood, Sunrise of Northville, Independence Village, Marquette House, Waltonwood of Canton, Arden Courts and Addington Place.

        The Omaha Property, which opened in June 1999, is the Brighton Gardens of Omaha located in Omaha, Nebraska. The Omaha Property includes 60 assisted living units, 42 units for residents with Alzheimer’s and related memory disorders and 30 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located seven miles west of downtown Omaha, Nebraska. Other senior living facilities located in proximity to the Omaha Property include Parson’s House, Silvercrest, Brookstone and Montclair Nursing Home.

        The Prairie Village Property, which opened in April 1999, is the Brighton Gardens of Prairie Village located in Prairie Village, Kansas. The Prairie Village Property includes 82 assisted living units, 25 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located ten miles south of downtown Kansas City, Kansas. Other senior living facilities located in proximity to the Prairie Village Property include Aberdeen Village, Epoch Assisted Living, Mission Springs, Village Shalom and Alterra Clare Bridge.

        The St. Charles Property, which opened in May 1999, is the Brighton Gardens of St. Charles located in St. Charles, Illinois. The St. Charles Property includes 82 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 38 miles west of downtown Chicago, Illinois. Other senior living facilities located in proximity to the St. Charles Property include Oak Crest, The Holmstad and Provena Fox Knoll.

        The Tampa Property, which opened in July 1999, is the Brighton Gardens of Tampa located in Tampa, Florida. The Tampa Property includes 61 assisted living units, 44 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles north of downtown Tampa, Florida. Other senior living facilities located in proximity to the Tampa Property include Southerland Place, Park Place of Carrollwood, Arden Courts, Lakeshore Villas and HCR Manor Care.

        The Rockville Property, which opened in April 1998, is the Brighton Gardens of Tuckerman Lane located in Rockville, Maryland. The Rockville Property includes 101 assisted living units and 25 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 12 miles northwest of downtown Washington, DC. Other senior living facilities located in proximity to the Rockville Property include Summerville Assisted Living, Sunrise of Rockville, Brighton Gardens of Friendship Heights, Kensington Park, Bedford Court and Springhouse.

        The Dayton Property, which opened in November 1998, is the Brighton Gardens of Washington Township located in Dayton, Ohio. The Dayton Property includes 65 assisted living units and 39 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located nine miles south of downtown Dayton, Ohio. Other senior living facilities located in proximity to the Dayton Property include Outlook Pointe, Sunrise of Oakwood, Bethany Lutheran Village, The Suites at Walnut Creek and Sterling House of Centerville.

        The Westlake Property, which opened in January 1999, is the Brighton Gardens of Westlake located in Westlake, Ohio. The Westlake Property includes 65 assisted living units and 39 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles west of downtown Cleveland, Ohio. Other senior living facilities located in proximity to the Westlake Property include Devon Oaks, Sunrise of Rocky River, Westlake Village, Belvedere of Westlake, Wellington Place, Arden Courts and Kemner House.

        The West Orange Property, which opened in December 1998, is the Brighton Gardens of West Orange located in West Orange, New Jersey. The West Orange Property includes 90 assisted living units and 22 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located nine miles northwest of downtown Newark, New Jersey. Other senior living facilities located in proximity to the West Orange Property include Sunrise at West Essex, Alterra of West Orange, Spring Meadows and Winchester Gardens.

        The Wheaton Property, which opened in July 1998, is the Brighton Gardens of Wheaton located in Wheaton, Illinois. The Wheaton Property includes 98 assisted living units and 21 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 26 miles west of downtown Chicago, Illinois. Other senior living facilities located in proximity to the Wheaton Property include Sunrise of Naperville, Sunrise of Glen Ellyn, Westbridge at Wyndemere, Belmont Village and Spring Meadows of Naperville.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods 1999 through the most recently reported period for the Company during which the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Columbia Property	Columbia, MD	1999	19.7%	$106.77	$20.94
		2000	48.2%	102.49	49.23
		2001	55.8%	112.07	62.14
		2002	73.0%	115.63	83.57
		***2003	71.6%	118.48	84.46
Atlanta-Dunwoody	Atlanta, GA	**1999	39.4%	$105.12	$41.13
Property		2000	75.2%	97.87	73.19
		2001	90.9%	103.83	94.80
		2002	81.4%	111.49	91.13
		***2003	76.7%	113.57	87.06
Florham Park Property	Florham Park, NJ	**1999	33.1%	$120.44	$39.80
		2000	59.4%	130.18	76.98
		2001	72.8%	135.38	98.04
		2002	69.2%	139.63	97.03
		***2003	66.3%	149.55	99.70
Greensboro Property	Greensboro, NC	1999	66.5%	$91.58	$60.52
		2000	89.3%	94.61	84.74
		2001	86.2%	105.29	80.57
		2002	72.5%	115.38	83.28
		***2003	73.2%	126.38	92.31

Property	Location	Year*	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Plymouth Property	Plymouth, MI	1999	42.2%	$111.08	$47.21
		2000	65.3%	113.71	73.91
		2001	81.3%	119.97	97.97
		2002	82.2%	122.38	100.96
		***2003	79.6%	126.77	101.41

Omaha Property	Omaha, NE	**1999	27.0%	$120.93	$32.78
		2000	54.3%	112.01	60.73
		2001	66.9%	111.49	74.78
		2002	87.3%	103.73	90.61
		***2003	95.2%	108.82	103.58

Prairie Village Property	Prairie Village, KS	**1999	50.4%	$101.65	$51.40
		2000	84.7%	106.25	90.06
		2001	89.3%	114.23	101.69
		2002	89.7%	120.42	107.94
		***2003	90.2%	128.48	115.83

St. Charles Property	St. Charles, IL	**1999	38.1%	$118.12	$45.28
		2000	81.5%	108.04	88.23
		2001	89.2%	113.68	101.36
		2002	89.0%	115.07	102.61
		***2003	88.4%	119.07	105.23

Tampa Property	Tampa, FL	**1999	25.2%	$112.47	$28.48
		2000	68.1%	110.72	75.49
		2001	79.7%	117.42	93.31
		2002	81.4%	117.34	95.24
		***2003	70.7%	145.97	103.31

Rockville Property	Rockville, MD	1999	71.9%	$125.53	$90.17
		2000	86.7%	138.18	119.69
		2001	94.0%	137.56	128.84
		2002	93.9%	147.16	137.83
		***2003	93.6%	170.63	159.82

Dayton Property	Dayton, OH	1999	39.3%	$104.28	$40.84
		2000	64.0%	100.68	64.60
		2001	70.9%	108.57	77.14
		2002	82.8%	101.34	83.75
		***2003	83.5%	94.84	79.16

Westlake Property	Westlake, OH	1999	29.0%	$103.33	$30.14
		2000	67.3%	99.25	66.99
		2001	75.7%	101.60	77.05
		2002	70.1%	105.06	74.06
		***2003	64.0%	110.56	70.68

West Orange Property	West Orange, NJ	1999	49.5%	$117.91	$57.94
		2000	83.5%	121.33	101.46
		2001	89.0%	136.78	121.45
		2002	83.9%	141.48	118.31
		***2003	80.0%	144.03	115.48

Wheaton Property	Wheaton, IL	1999	59.1%	$109.79	$65.16
		2000	93.5%	113.80	106.40
		2001	93.1%	118.14	110.45
		2002	81.1%	125.56	100.04
		***2003	67.3%	126.95	85.47

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data for the Atlanta-Dunwoody Property represents the period March 1, 1999 through December 31, 1999; data for the Florham Park Property represents the period January 5, 1999 through December 31, 1999; data for the Omaha Property represents the period June 23, 1999 through December 31, 1999; data for the Prairie Village Property represents the period April 1, 1999 through December 31, 1999; data for the St. Charles Property represents the period May 29, 1999 through December 31, 1999; and data for the Tampa Property represents the period July 29, 1999 through December 31, 1999.
***	Data for 2003 represents the period January 4, 2003 through July 31, 2003.

        GreenTree Portfolio Properties. On September 5, 2003, the Company acquired three Properties from affiliates of Greenwalt Corporation for an aggregate purchase price of $18,156,000. The Properties and related purchase prices include the GreenTree at Mt. Vernon located in Mt. Vernon, Illinois (the “Mt. Vernon Property”) for $7,300,000, the GreenTree at Post located in Indianapolis, Indiana (the “Indianapolis-Post Property”) for $5,400,000 and the GreenTree at West Lafayette located in West Lafayette, Indiana (the “West Lafayette Property”) for $5,456,000. The Mt. Vernon, Indianapolis-Post and West Lafayette Properties are hereinafter referred to as the “GreenTree Portfolio Properties.” These three Properties are operated and managed by an affiliate of CateredLife Communities, Inc., which is an affiliate of Greenwalt Corporation.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with three, newly-formed companies, which are affiliates of Greenwalt Corporation, relating to these three Properties. The general terms of the lease agreements are described in “Business – Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on September 30, 2018.

•	Minimum annual rent as set forth in the leases is as follows:

Property	Minimum Annual Rent
Indianapolis-Post Property	$572,670
Mt. Vernon Property	774,165
West Lafayette Property	578,609

•	Minimum annual rent will increase by 3% beginning in the second lease year and each year thereafter.

•	At the end of the initial lease terms, the tenants will have two consecutive renewal options of five years each. Commencing on the start of each renewal option, the minimum annual rent will increase to the greater of (i) the prior lease year’s minimum annual rent plus 3% or (ii) the fair market value of the Property multiplied by 10.5%.

•	The tenants have established FF&E Reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Properties. Deposits to the FF&E Reserve are made on a monthly basis and are equal to the greater of $500 per year per licensed bed or 1% of gross revenues through the second lease year; 2% of gross revenues for the third through fifth lease years; and 3% of gross revenues each lease year thereafter.

•	Security deposits have been retained by the Company as security for each of the tenant’s obligations under the leases as follows:

Property	Security Deposit
Indianapolis-Post Property	$211,765
Mt. Vernon Property	286,275
West Lafayette Property	213,961

•	The leases for the GreenTree Portfolio Properties contain cross-default terms, meaning that if the tenant of any of these Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to any of the Properties, regardless of whether the tenant of each Property is in default under its lease.

•	The Company has committed to fund, for each of these three Properties, an additional $1,950,000 (an aggregate of $5,850,000) for the construction of 25 additional units for each Property. This additional amount will be advanced to the tenants in monthly installments during a six-month period and will bear interest at the prime rate, as published by Wachovia Bank, plus 2%. Upon the earlier of six months from the commencement of construction or the completion of construction, the amounts advanced to the tenants will be added to the lease basis at the then current lease rates.

        The approximate federal income tax basis of the depreciable portion of the three GreenTree Portfolio Properties is as follows:

Indianapolis-Post Property	$5,171,275
Mt. Vernon Property	6,985,202
West Lafayette Property	5,224,157

        The Indianapolis-Post Property, which opened in March 1998, is the GreenTree at Post located in Indianapolis, Indiana. The Indianapolis-Post Property includes 58 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located ten miles east of downtown Indianapolis, Indiana and is four miles from a hospital, near retail and dining areas and adjacent to a medical office. Other senior living facilities located in proximity to the Indianapolis-Post Property include Rosewalk at Lutherwood, Atria Heritage, Covington East and Autumn Glenn.

        The Mt. Vernon Property, which opened in February 2001, is the GreenTree at Mt Vernon Illinois located in Mt. Vernon, Illinois. The Mt. Vernon Property includes 58 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located 80 miles east of downtown St. Louis, Missouri and is two miles from a hospital, near doctors’ offices and adjacent to retail and dining areas. Another senior living facility located in proximity to the Mt. Vernon Property is the Mt. Vernon Countryside Manor.

        The West Lafayette Property, which opened in March 2001, is the GreenTree at West Lafayette located in West Lafayette, Indiana. The West Lafayette Property includes 59 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located 60 miles northwest of downtown Indianapolis, Indiana and is within three miles of a hospital and within one mile of retail and dining areas. Other senior living facilities located in proximity to the West Lafayette Property include Rosewalk Commons, Westminster Village and University Place.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods 1999 through the most recently reported period for the Company during which the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Indianapolis-Post Property	Indianapolis, IN	1999	80.0%	$61.70	$49.36
		2000	83.7%	69.05	57.79
		2001	81.3%	73.98	60.15
		2002	84.8%	73.64	62.45
		***2003	89.3%	149.30	133.33

Mt. Vernon Property	Mt. Vernon, IL	**2001	25.5%	$80.53	$20.83
		2002	67.0%	78.08	52.50
		***2003	92.7%	72.33	67.09

West Lafayette Property	West Lafayette, IN	**2001	54.3%	$70.13	$38.04
		2002	98.0%	71.10	69.90
		***2003	100%	65.49	65.49

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data for the Mt. Vernon Property represents the period March 1, 2001 through December 31, 2001 and data for the West Lafayette Property represents the period April 3, 2001 through December 31, 2001.
***	Data for 2003 represents the period January 1, 2003 through June 30, 2003.

RETIREMENT COMMUNITY BRANDS

        GreenTree Catered Living for Seniors Brand. According to Greenwalt Corporation, after thirty years in the business of commercial, retail, and industrial development and construction as Greenfield Builders, the principals of the Greenwalt Corporation recognized a growing need for quality senior housing and built the first GreenTree Community in Greenfield, Indiana, establishing the GreenTree Catered Living for Seniors concept. Under the umbrella of Greenwalt Corporation, they also formed CateredLife Communities, Inc., which manages each of the GreenTree Communities, as well as Greenwalt Design, which is responsible for the complete interior design and furnishing of the facilities. GreenTree Catered Living for Seniors provides a well-rounded housing option for the senior resident wishing to combine retirement with any level of assisted living they may require. Each GreenTree Community is staffed twenty-four hours a day, so residents have the security of knowing that the well-trained staff will be there to assist them when needed. As of September 5, 2003, there were eight GreenTree Assisted Living Facilities, with a total of 465 units in operation, all managed by CateredLife Communities, Inc.

PENDING INVESTMENTS

        As of September 5, 2003, the Company had an initial commitment to acquire one additional Property for $5,100,000. The Property is an assisted living Property located in Indianapolis, Indiana and will be acquired from an affiliate of Greenwalt Corporation. The acquisition of this Property is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that this Property will be acquired by the Company. If acquired, the lease of this Property is expected to be entered into on substantially the same terms described in the section of the Prospectus entitled “Business – Description of Property Leases.”

        Leases.   Set forth below are summarized terms expected to apply to the lease for this Property. More detailed information relating to the Property and its related lease will be provided at such time, if any, as the Property is acquired.

Property (1)	Purchase Price	Lease Term and Renewal Options	Minimum Annual Rent (2)	Percentage Rent
GreenTree at Ft. Benjamin Harrison	$5,100,000	15 years; two five-year	$542,865 for the first	N/A
Indianapolis, Indiana		renewal options	lease year, increase by 3%
(the "Ft. Benjamin Harrison Property")			each lease year thereafter
Existing retirement facility

FOOTNOTES:

(1)	It is expected that this Property will be leased and operated by a newly created limited liability company, created by the principals of Greenwalt Corporation. The lease is expected to be cross-collateralized and cross-defaulted with the GreenTree Portfolio Properties described in the “Business – Property Acquisitions” section above.

(2)	Based on estimated purchase price.

        Ft. Benjamin Harrison Property. The Ft. Benjamin Harrison Property, which opened in December 1999, is the GreenTree at Ft. Benjamin Harrison, an assisted living facility, located in Indianapolis, Indiana. The Ft. Benjamin Harrison Property includes 58 assisted living units. The Property is located approximately 13 miles northeast of downtown Indianapolis.